FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

January 6, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 6, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the acquisition of the Longnose Titanium Deposit in Northeast Minnesota, USA.

Item 5.	Full Description of Material Change

The Issuer reports that it has entered into an option agreement to earn up to an 85% interest in the Longnose Titanium-Iron deposit located in northeast Minnesota, United States of America.  The deposit was previously acquired and evaluated by BHP Billiton who stated, in 1992, that the Longnose deposit is “unique and the largest, highest grade resource of ilmenite [FeTiO3] in North America”.

The Longnose Deposit is an excellent fit for the Issuer’s expanding advanced project pipeline allowing the Issuer to leverage its considerable in-house expertise toward maximizing shareholder value, as demonstrated by the recent agreement for the sale of the Pampa de Pongo Iron deposit in Peru for USD 200 million.  Located on the western margin of the Duluth Complex near the Mesabi Iron Range in northeast Minnesota, Longnose enjoys considerable infrastructural advantages, as it lies within 2 kilometres of rail access and less than 100 kilometres from the port of Duluth.  It also compliments the Issuer’s recently acquired TiTac deposit, which is located 40 kilometres to the south and only 60 kilometres from Duluth.  It is the Issuer’s aim to investigate and consolidate a number of similar titanium-iron deposits in north-eastern Minnesota.

Historical studies at Longnose focussed on production of titanium (ilmenite) concentrate as a saleable product.  The Issuer will utilise its iron team’s expertise to build and improve upon this extensive high-quality work by evaluating improved recovery of titanium from ilmenite and titaniferous-magnetite together with pig iron production as a second revenue stream.

Project Background

Longnose was discovered in the early 1980’s as part of a regional copper-nickel exploration program using geophysical methods.  A diamond drill campaign, metallurgical studies and resource estimates were also undertaken by Westmont Mining Inc. (NICOR Mineral Ventures Inc.).  In 1991, the project was acquired by BHP Minerals International Inc., who stated that Longnose is “the largest known resource of (over 46% TiO2) ilmenite in North America”, and, further that “more deposits could be found using a combination of geophysical prospecting and drilling”.

The Longnose Oxide-bearing Ultramafic Intrusion (“OUI”), intruded into the Duluth Complex, has (on surface plan) an oval shape and is approximately 750 metres x 425 metres and at least 150 metres thick, although the true extents of the intrusion will only be determined by further drilling.  Most of the known Longnose OUI is mineralized to some extent.  Oxides in the intrusions typically comprise coarse-grained ilmenite (iron-titanium oxide) and titanium-bearing magnetite.  Thick intervals of massive oxide mineralization (up to 30 metres thick) are present in the Longnose deposit.

Eleven diamond drill holes have been completed in and around the Longnose deposit by the Issuer’s predecessors in title, with six in the south-east portion intersecting mineralization to a depth of over 90 metres.  Mineralization begins at surface and the eastern side of the deposit is open along strike and at depth.  Current modelling indicates that the deposit may thicken close to a potential feeder or emplacing structural zone.  The excellent potential to further expand the known deposit was a key driver in this acquisition.

Longnose Historical Resource Estimate

In a 1992 internal report entitled “Longnose, Minnesota Prospect Summary Report”, BHP Minerals International Inc. (a subsidiary of Broken Hill Proprietary Company, a precursor to BHP Billiton Limited (the world’s largest mining conglomerate)), the author of the report estimated a resource for Longnose of 27.57 million tonnes (30.36 million short tons) at a grade of 21.3% titanium oxide (TiO2), which he classified as a “probable reserve”.  This historical estimate was based on results from 8 of the 11 diamond drill holes drilled into the deposit by Westmont Mining Inc., and the results of mineralogical testing and SEM analysis, as well as Ti02 recovery rates, for the ilmenite concentrate produced by Westmont.  EurGeol. Mr. Keith J. Henderson, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the available data, and believes that the historic resource estimate was carried out in a professional and competent manner and that the estimated resource most closely responds to the NI 43-101 category of “indicated resources”.  This historical resource estimate is considered relevant by the Issuer, both for the purposes of the Issuer’s decision to acquire the property and to guide the Issuer in formulating an exploration program for the property.  However, the Issuer cautions that both the BHP report and the included resource estimate were prepared before the introduction of NI 43-101, and are therefore historical in nature and the Issuer is not treating such resources as a current resource under NI 43-101.  Investors are further cautioned that a qualified person has not yet completed sufficient work to be able to verify the historical resources, and therefore they should not be relied upon.

Existing Infrastructure

The project is located approximately 100 kilometres north of Duluth, near the town of Hoyt Lakes and less than 10 kilometres from the historical Erie Iron Mine (production commenced in 1957), which was part of the large-scale taconite (iron ore) mining operations of the Mesabi Iron Range.  Polymet Mining Corp’s NorthMet copper-nickel deposit is located only 5 kilometres to the north.

A rail spur is located less than 2 kilometres from the Longnose deposit and a 138KVA electricity transmission line runs 5 kilometres to the north.  Port facilities near Duluth allow easy export access to the Great Lakes system.  The history of mining and the desire for increased mining activity in the area makes this region ideal for future mineral resource development.  The state of Minnesota is supportive and actively promotes mining and exploration.

Processing & Metallurgical Testing

Pickands-Mather, Hazen Research and the Natural Resources Research Institute (NRRI) completed beneficiation and metallurgical testing of samples of the Longnose mineralization.  Grinding, gravity concentration, magnetic concentration and electrostatic methods were all tested and conceptual flowsheets designed.  This extensive initial work indicates that TiO2 recoveries average 78.1% to produce a 46.4% TiO2 concentrate.  As with all initial metallurgical test-work, improved recoveries can be anticipated with additional focused work.

Future Work

The Issuer is presently designing an initial work program for Longnose.  The program will include definition and exploration drilling, and additional recovery tests for concentrate production.  The Issuer will also complete an updated and 43-101-compliant resource estimate.  All historical studies at Longnose focussed on production of a saleable titanium concentrate, and the Issuer will not only advance these studies further, but will also evaluate the potential recovery of titanium from ilmenite and titaniferous-magnetite together with pig iron production as a second high-value revenue stream.

Agreement with The Morley Group Inc.

Pursuant to an agreement dated November 26, 2008 and accepted on December 8, 2008 between Cardero Iron Ore Company Ltd. and Raymond L. Morley (on behalf of The Morley Group Inc.) (“Morley”), the Issuer, through Cardero Iron Ore (USA) Inc. (its wholly owned subsidiary) has been granted the option to acquire up to an 85% interest in the interest of Morley in certain existing mineral leases, and in a lease to be entered into, covering 100% of the fee mineral rights (approximately 200 acres) located in St. Louis County, Minnesota just north of the town of Hoyt Lakes.

The Issuer can earn an initial 70% interest by incurring cumulative expenditures of USD 1,850,000 over 4 years to December 8, 2012 (USD 100,000 before December 8, 2009) and a payment of USD 50,000 to Morley on or before August 15, 2009 (and each an every August 15th thereafter) to be used by Morley to make the annual USD 50,000 advance royalty payment due to the underlying landowners.  The Issuer can earn an additional 15% interest (85% overall) by delivering a feasibility study (no time limit for delivery).  Upon the Issuer having earned a 70% or 85% interest, Morley can elect to convert its interest to a 10% net profits interest (if the Issuer elects not to earn the additional 15% interest) or a 5% net profits interest (if the Issuer elects to earn the full 85% interest).  If Morley does not so elect, upon the Issuer having earned its 70% or 85% interest, as applicable, the Issuer and Morley will enter into a joint venture, with each party being responsible for its pro rata share of all joint venture expenditures.  If a party to the joint venture is diluted to a 10% or lesser interest, such interest will be converted to a 2.5% net profits interest.

Titanium Background

Titanium metal is consumed primarily in the commercial and military industries.  The most basic form of titanium metal is Titanium Sponge, although titanium ingots and titanium oxide (TiO2) are also important industrial products.  Applications for light, non-magnetic and corrosion resistant titanium metal are being increasingly identified – titanium has the highest strength-to-density ratio of any metal.  Titanium use in aerospace, trucks, heavy vehicles, medicine, chemical processing and general industry is on the increase.  Just as new markets for titanium have opened up, the supply of titanium has tightened considerably and high grade ore bodies are considered to be a strategic resource.  While the prices of titanium ingots and sponge have recently declined, there have also been several recent price increases for titanium dioxide (used primarily in the paint, coatings, plastics and paper industries).

Qualified Person

EurGeol Mr. Keith J. Henderson, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report.  Mr. Henderson is not independent of the Issuer as he is an employee and holds common shares and incentive stock options.

The work programs in Minnesota are being designed, and will be supervised, by Keith J. Henderson, the Issuer’s Vice President-Exploration, who is responsible for all aspects of the work, including the quality control/quality assurance program.  Metallurgical test work will be undertaken by Natural Resources Research Institute’s (NRRI’s) Coleraine Minerals Research Labs (CMRL), Minnesota, and the work will be designed and supervised by Glen Hoffman and Dr. Jayson Ripke of Cardero Iron Ore Management (USA) Inc.  NRRI follow international (ISO) and North American (ASTM) procedures where such procedures exist for highly specialized test work.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and the results thereof, the potential results of future metallurgical testing on material from Longnose, the potential production of pig iron and the recovery of titanium from slag, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Longnose project and the potential acquisition of additional iron-titanium properties in Minnesota.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Issuer’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer's properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

January 7, 2009